# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Odysight.ai inc, CIK 0001577445
CUSIP: 81063V204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Suite 7A and 3B, Industrial Park, P.O. Box 3030, Omer, Israel (L3), 8496500
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001870364

## Reporting persons
- More Investment House Portfolio Management Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 587,932; sole dispositive power 587,932; shared dispositive power 0; aggregate amount beneficially owned 587,932 (3.7% of the class)
- More Provident Funds & Pension Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 892,760; sole dispositive power 892,760; shared dispositive power 0; aggregate amount beneficially owned 892,760 (5.5% of the class)
- More Mutual Funds Management (2013) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 723,740; sole dispositive power 723,740; shared dispositive power 0; aggregate amount beneficially owned 723,740 (4.6% of the class)
- Y.D. More Investments Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,204,432; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,204,432 (13.5% of the class)
- BYM More Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,204,432; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,204,432 (13.5% of the class)
- Eli Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,204,432; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,204,432 (13.5% of the class)
- Yosef Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,204,432; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,204,432 (13.5% of the class)
- Benjamin Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,204,432; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,204,432 (13.5% of the class)
- Yosef Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,204,432; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,204,432 (13.5% of the class)
- Michael Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,204,432; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,204,432 (13.5% of the class)
- Dotan Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,204,432; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,204,432 (13.5% of the class)

## Item 1. Issuer
Name of issuer: Odysight.ai inc
Address of issuer's principal executive offices: Suite 7A and 3B, Industrial Park, P.O. Box 3030, Omer, Israel, 8496500

## Item 2. Person Filing
Name of person filing:
More Provident Funds and Pension Ltd. ("More Provident")

More Investment House Portfolio Management Ltd. ("More Investment")

More Mutual Funds Management (2013) Ltd. ("More Mutual")

Y.D More Investments Ltd. ("Y.D. More")

B.Y.M. Mor Investments Ltd. ("B.Y.M.")

Eli Levy

Yosef Levy

Benjamin Meirov

Yosef Meirov

Michael Meirov

Dotan Meirov

Each of the foregoing entities and persons is referred to as a "Reporting Person", and collectively they are referred to as the "Reporting Persons".

Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

More Mutual and More Investment are each wholly-owned subsidiaries of Y.D. More, and More Provident is a majority-owned subsidiary of Y.D. More, which owns 66.36% thereof.
Address of principal business office or, if none, residence: c/o Y.D More Investments Ltd., 2 Ben-Gurion Street, Ramat Gan, Israel
Citizenship:
More Provident : Israel

More Investment : Israel

More Mutual : Israel

Y.D. More : Israel

B.Y.M. : Israel

Eli Levy : Israel

Yosef Levy : Israel

Benjamin Meirov : Israel and U.S.

Yosef Meirov : Israel and Belgium

Michael Meirov : Israel and U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
More Provident: 892,760 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

More Investment: 587,932 Shares of Common Stock

More Mutual: 723,740 Shares of Common Stock

Y.D More: 2,204,432 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

B.Y.M.: 2,204,432 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Eli Levy: 2,204,432 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Yosef Levy: 2,204,432 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Benjamin Meirov: 2,204,432 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Yosef Meirov: 2,204,432 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Michael Meirov: 2,204,432 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Dotan Meirov: 2,204,432 Shares of Common Stock (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)
Percent of class:
More Provident: 5.5%

More Investment: 3.7%

More Mutual: 4.6%

Y.D More: 13.5%

B.Y.M.: 13.5%

Eli Levy: 13.5%

Yosef Levy: 13.5%

Benjamin Meirov: 13.5%

Yosef Meirov: 13.5%

Michael Meirov: 13.5%

Dotan Meirov: 13.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
More Provident: 892,760 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

More Investment: 587,932

More Mutual: 723,740

Y.D More: 2,204,432 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

B.Y.M.: 2,204,432 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Eli Levy: 2,204,432 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Yosef Levy: 2,204,432 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Benjamin Meirov: 2,204,432 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Yosef Meirov: 2,204,432 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Michael Meirov: 2,204,432 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)

Dotan Meirov: 2,204,432 (includes 432,099 Shares of Common Stock issuable upon exercise of Warrants)
Sole power to dispose or to direct the disposition:
More Provident: 892,760

More Investment: 587,932

More Mutual: 723,740

Remaining Reporting Persons: 0
Shared power to dispose or to direct the disposition: Reporting Persons: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held by More Provident for the benefit of beneficiaries of various provident and pension funds, More Investment for the benefit of various portfolio management clients, and More Mutual for the benefit of various mutual funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons (filed herewith)

Exhibit 2 - Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.) https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_2.htm

Exhibit 3 - Resolution of Board of Directors regarding signature authority of More Provident Funds and Pension Ltd. (incorporated herein by reference to Exhibit 3 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.) https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_3.htm

Exhibit 4 - Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.) https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_4.htm

Exhibit 5 - Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.) https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_5.htm

Exhibit 6 - Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.) https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_6.htm

Exhibit 7 - Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.) https://www.sec.gov/Archives/edgar/data/1870364/000117891322002421/exhibit_7.htm

## Signatures
- More Investment House Portfolio Management Ltd: /s/ Eli Levy, Eli Levy*/Director (02/18/2025)
- More Investment House Portfolio Management Ltd: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (02/18/2025)
- More Provident Funds & Pension Ltd.: /s/ Yosef Levy, Yosef Levy*/ Director (02/18/2025)
- More Provident Funds & Pension Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (02/18/2025)
- More Mutual Funds Management (2013) Ltd.: Eli Levy*/Director, /s/ Eli Levy (02/18/2025)
- More Mutual Funds Management (2013) Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (02/18/2025)
- Y.D. More Investments Ltd: /s/ Yosef Levy, Yosef Levy*/ Co-CEO (02/18/2025)
- Y.D. More Investments Ltd: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (02/18/2025)
- BYM More Investments Ltd.: /s/ Meir Gridish, Meir Gridish/Director and CEO (02/18/2025)
- Eli Levy: /s/ Eli Levy, Eli Levy (02/18/2025)
- Yosef Levy: /s/ Yosef Levy, Yosef Levy (02/18/2025)
- Benjamin Meirov: /s/ Meir Gridish**, Benjamin Meirov (02/18/2025)
- Yosef Meirov: /s/ Meir Gridish**, Yosef Meirov (02/18/2025)
- Michael Meirov: /s/ Meir Gridish**, Michael Meirov (02/18/2025)
- Dotan Meirov: /s/ Meir Gridish**, Dotan Meirov (02/18/2025)
Comment: * Signature duly authorized by resolution of the Board of Directors and filed herewith.

** Executed by Meir Gridish, Attorney-in-Fact, pursuant to a Limited Power of Attorney previously filed.